Exhibit 17

                         Open Letter to Shareholders of
                    ESC Medical Systems Ltd. (the "Company")

                                                                    May 10, 1999


                   ELECT A NEW BOARD OF DIRECTORS COMMITTED TO
                          MAXIMIZING SHAREHOLDER VALUE


Dear Fellow ESC Shareholder:

This is in response to the Company's letter to shareholders, dated April 21, 1999, and to their outrageous announcement that they have set July 15, 1999 as the date for both an extraordinary general meeting and the annual general meeting.

We believe this is just another delaying tactic that makes a mockery of shareholder rights and corporate governance.

Under Israeli corporate law, any two shareholders with over 10% ownership in the Company have the right to demand an extraordinary general meeting, and the Board is obliged to convene it immediately. We are two of your Company's largest shareholders with over 15% of the Company's outstanding shares.

Accordingly, we herewith call and invite you to attend an extraordinary general meeting of shareholders of ESC Medical Systems Ltd. to be convened on June 2, 1999, at the Hotel Intercontinental, 111 E. 48th Street, New York City at 10 A.M. EDT. Shareholders of record on May 10, 1999, represented in person or by proxy at the meeting, may vote at that meeting.

Even if you plan to attend the meeting, please execute the enclosed proxy card and return it in the enclosed postage-paid envelope to assure that you will be represented at the meeting.

Below we address why this extraordinary general meeting is necessary, and respond to the Company's letter to you, dated April 21, 1999.

In that letter, Shimon Eckhouse says that the directors proposed by us have no experience in medical equipment. This is obviously ludicrous. We believe that each person nominated by us will bring a fresh, independent view to all of the needs of the Company in addition to the Company's involvement in medical equipment. For example, Dr. Darrell Rigel, one of our nominees, is a practicing physician at New York University Medical School and president of a national medical organization.


                               Page 25 of 37 Pages

                             WHY ELECT A NEW BOARD?
                    BECAUSE THE NUMBERS SPEAK FOR THEMSELVES!

ESC's shares have dropped from a high of $46.50 on June 14, 1996, to a low of $4.75 as recently as February 24, 1999, a decline of over $41.00 per share. In his letter to shareholders, Eckhouse totally overlooks this point.

The Company experienced an operating loss of more than $2 million for the fourth quarter ended December 31, 1998, and has yet to tell us what ESC's earnings results were for the first quarter ended March 31, 1999.

                  WE BELIEVE THE CURRENT BOARD OF DIRECTORS IS
                              WEAK AND INDECISIVE.

It was not until March 1, 1999 that a final budget for 1999 was submitted to the Board. For a company with annual sales of approximately $220 million, not having a budget prior to entering into the year budgeted, seems culpably incompetent. In our view, any well-run company would be aghast to conduct its affairs in so slip-shod a manner. Eckhouse ignored this point as well.

Since the Board has failed to take action to address management's weaknesses, the only solution we see is to replace a majority of the current Board with directors who will not be afraid to do what is necessary in order to rehabilitate the Company and restore the Company's credibility in the marketplace.

There is a clear obligation on the part of management and the Board of a public company like ESC to maintain credibility in the investment community. Any shareholder wishing to review the lack of credibility that we believe this management and Board have now developed need only review analyst reports from major investment banks and/or shareholders' comments on the Internet.



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                               Page 26 of 37 Pages

                    WE BELIEVE THE CURRENT BOARD OF DIRECTORS
                            HAS LOST ITS CREDIBILITY.

In March 1999, Eckhouse announced the retention of Warburg Dillon Read LLC as ESC's "financial advisor." All attempts to find out the purpose, terms and cost of this retainer agreement have been to no avail.

To our knowledge, the current Board is retaining no fewer than four separate law firms to advise its directors and management on our proposal for a new Board. In our view, this is creating a significant drain on corporate resources just to allow management and the current Board the opportunity to entrench themselves in office.

As further evidence of their attempt to entrench themselves, their proposed annual general meeting in July will consider "employment agreements" with directors who are executives, plus indemnification of directors. We believe their proposals can only be intended to give "golden parachutes" to management, shield the Board from liability or past negligence, cost the Company a lot of money, and make the Company that much harder to restructure or sell.

Instead of making an effort to address our concerns about the very obvious problems with this Company, the Board and management filed what we consider to be a totally frivolous lawsuit against us because we requested a meeting of shareholders in order to do something about these problems. We believe this is simply another waste of corporate assets and a further attempt to delay your right to express your opinion.

          WE BELIEVE THAT THE CURRENT BOARD MEMBERS ARE MORE CONCERNED ABOUT SAVING THEIR JOBS THAN CARRYING OUT THEIR FIDUCIARY DUTY TO MAXIMIZE SHAREHOLDER VALUE.

Management's and the Board's assertions that we are attempting to take control of the Company are also totally false. We never "took over" Laser Industries, though Genger affiliates owned more of it than ESC. Instead, Genger affiliates thoroughly backed a successful and competent Board and management and assisted Laser in its ascent from a market capitalization of about $10 million in 1989 until merging into ESC at a valuation of about $245 million.

At ESC, we are proposing such an independent and competent Board in the hope of restoring shareholder value for us all.

Neither of us is proposing to be elected to the Board. Instead, we are proposing that six nominees who are independent of both of us be elected to the Board. In fact, assuming that all six of our nominees are elected to the Board and replace six current Board members, a majority of the Board will have had no prior business relationship with either of us. To suggest that these directors-who would be elected by a majority of outside shareholders-are somehow under our influence and control is preposterous.


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                               Page 27 of 37 Pages

                          SEND A MESSAGE TO THE BOARD.
                      VOTE THE ENCLOSED YELLOW PROXY TODAY.

Management's recent letter to its shareholders does not address what we believe the current Board will never consider-replacing its current chief executive officer. In our view, a new Board should have as one of its first agenda items the question of whether changes and/or additions to management, including a change of the chief executive, are necessary or desirable. This is why we have insisted that any new directors be selected by the shareholders, not by the current Board or by management. Again, we are not seeking to control the Company. Rather, we are seeking to remove control from management who seem more interested in their desire to remain in office at all costs than in listening to their shareholders. While we hold management primarily responsible for the Company's distressing results, ultimately it is the responsibility of the Company's Board of Directors to see to it that management is carrying out its job properly and effectively.

The Company has recently stated it was "exploring strategic alternatives," including a possible sale of the Company. We would be highly in favor of such a sale if it were demonstrated to be the best way to maximize shareholder value and if it would deliver to the Company a more responsible management and Board.

But if such sale does not occur, we are all left with the need to turn this Company around, particularly when we see what this present Board and management are callously putting our Company through to try in our opinion to hang on to their positions-all with the help of your money, not theirs. We do not believe the current Board or management has the skills, credibility or fortitude necessary to lead the Company back to profitability.

                            PROTECT YOUR INVESTMENT.
                    ELECT THE INDEPENDENT DIRECTOR NOMINEES.

For the above reasons, we request that you join us, as the largest shareholders of ESC, to prevent management and the Board-who have practically no shareholder interest in your Company-from continuing to take steps we believe are designed to further entrench themselves at an unconscionable cost to you and us.

     The choice is yours, not theirs. We hope you will support our proposal to restructure the current Board. We urge you to vote the enclosed YELLOW proxy today! If you have any questions or need assistance, please call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or call toll-free at (800) 322-2885.

                                        Sincerely,




     /s/ Barnard J. Gottstein                                    /s/ Arie Genger



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                               Page 28 of 37 Pages